February 20, 2020
Via E-mail

Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

       Re:     TEGNA Inc.
               Definitive Additional Materials on Schedule 14A
               Filed January 21, 2020
               Response dated February 18, 2020
               File No. 001-06961

Dear Mr. Kirman:

     We have reviewed your response to our comments and have the following additional comment.

1. We note your response to prior comment 4. Notwithstanding the fact that TEGNA may continue to assert the existence of any conflicts of interest with regard to Mr. Kim and
   Standard General, we believe disclosure of Standard General's commitment not to make any new investment in TV stations without first offering the opportunity to TEGNA is required in order to provide proper context. In future filings, please include this additional background disclosure where reference is made to conflicts of interest.

                                              *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to me at (202) 551-7951. You may also contact Daniel
Duchovny, Special Counsel, at (202) 551-3619.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions